UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2018

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 ABILITY INC.

On April 30, 2018, Ability Inc. (the “Company”) announced its financial results for the three months ended and for the year ended December 31, 2017. Additionally, on the same day, the Company filed its Annual Report on Form 20-F for the year ended December 31, 2017 (the “2017 Annual Report”).

2017 Fourth Quarter Financial Summary

Revenues for the three months ended December 31, 2017 were $1.9 million, compared to $2.5 million for the three months ended December 31, 2016. The revenues for the three months ended December 31, 2017 related primarily to sales to an Israeli integrator that have been sold to end users in Asia and to a reseller in Asia. The revenues for the three months ended December 31, 2016 related primarily to sales to a Latin American reseller.

Cost of revenues for the three months ended December 31, 2017 were $1.2 million, consistent with $1.2 million for the three months ended December 31, 2016.

Operating income for the three months ended December 31, 2017 was $25,000, compared to an operating loss of $(3.7) million for the three months ended December 31, 2016. The increase was due to lower selling and marketing expenses, primarily due to a discretionary bonus to one of the Company’s sales executives that was recorded during the three months ended December 31, 2016 and lower general and administrative expenses which related primarily to a $2.0 million refund in connection with agreement discharge agreement entered into with the Company’s insurer, that was received in February 2018, partially offset by lower revenues (see “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” in the 2017 Annual Report).

Net income for the three months ended December 31, 2017 was $34,000, or $0.01 per basic and diluted share, compared to net loss of $(3.8) million, or $(1.56) per basic and diluted share, for the three months ended December 31, 2016. EBITDA for the three months ended December 31, 2017 was $148,000, compared to a negative EBITDA of $(3.3) million for the three months ended December 31, 2016. Please refer to the financial tables below for a reconciliation of GAAP to Non-GAAP results.

2017 Full Year Financial Summary

Revenues for the year ended December 31, 2017 were $3.0 million, compared to $16.5 million for the year ended December 31, 2016. The decrease in revenues for the year ended December 31, 2017 was primarily due to the ongoing transition to a revenue stream more focused on ULIN, which the Company introduced in November 2015 and due to the fact that during the year ended December 31, 2017, the Company suspended recognizing revenues from one of its customers due to collectability issues, which resulted in lower revenues than anticipated.

Cost of revenues for the year ended December 31, 2017 were $3.0 million, compared to $8.6 million for the year ended December 31, 2016. The decrease in cost of revenues was primarily due to decreased costs for components for the Company’s solutions corresponding to the decrease in revenues year over year.

Operating loss for the year ended December 31, 2017 was $(9.0) million, compared to $(7.1) million for the year ended December 31, 2016. The increase was due to lower revenues, partially offset by lower cost of revenues, lower general and administrative expenses and lower selling and marketing expenses.

Net loss for the year ended December 31, 2017 was $(9.1) million, or $(3.71) per basic and diluted share, compared to $(8.1) million, or $(3.27) per basic and diluted share, for the year ended December 31, 2016. Negative EBITDA for the year ended December 31, 2017 was $(8.5) million, compared to $(6.4) million for the year ended December 31, 2016. Please refer to the financial tables below for a reconciliation of GAAP to Non-GAAP results.

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Balance Sheet Highlights

As of December 31, 2017, the Company had an accumulated deficit of $18.0 million, cash and cash equivalents of $1.9 million, and a negative working capital of $556,000, compared to accumulated deficit of $8.9 million, cash and cash equivalents of $11.8 million and working capital of $8.4 million as of December 31, 2016. Due to a significant decline in revenues and an increase in legal and professional services fees, the Company has suffered losses from operations, and it has an accumulated deficit that, among other reasons, raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s independent registered public accounting firm, in its report on its audited financial statements for the year ended December 31, 2017 expressed substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon, among other things, cash flow from customers for ongoing projects, increase in sales, the Company’s controlling shareholders’ financial support of the Company, a decrease in litigation costs, the Company’s ability to remain listed on the NASDAQ Capital Market and favorable resolution of the pending lawsuits and SEC investigation. The Company expects to continue incurring losses and negative cash flows from operations in the foreseeable future. As a result of these expected losses and negative cash flows from operations, along with the Company’s current cash position, the Company only has sufficient cash on its balance sheet to finance its operations for a period of up to two months from the date hereof. On April 11, 2018, the Company obtained a six-month bank line of credit of NIS 11 million ($3.1 million) secured by its controlling shareholders, Anatoly Hurgin, who is also the Company’s Chief Executive Officer and Chairman of the Board, and Alexander Aurovsky, who is also the Company’s Chief Technology Officer and a director. If the Company utilizes the line of credit in full, it estimates that this will finance its operations for a further four to six months.

On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018.

The foregoing information for the year ended December 31, 2017 is qualified in its entirety by the Company’s 2017 Annual Report.

Forward-Looking Statements

This Report on Form 6-K may contain “forward-looking statements” within the meanings of the Private Securities Litigation Reform Act of 1995. These statements, which may be identified by words such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “could,” “projects,” “potential” and other similar terms and phrases, are based on the beliefs of the Company’s management, as well as assumptions made by, and information currently available to, the Company’s management as of the date of such statements. These statements are subject to risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control. The Company specifically disclaims any obligation to update these statements, which speak only as of the dates on which such statements are made, except as may be required under the federal securities laws. Information regarding additional risks and uncertainties is contained in the Company on the Annual Report on Form 20-F for the year ended December 31, 2017.

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Ability Inc.

Condensed Consolidated Balance Sheets

	December 31,
	2017	2016
	U.S. dollars in thousands
	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,944	$11,840
Restricted deposits	-	1,758
Restricted deposit for put option	-	12,028
Accounts receivable	1,975	3,173
Inventory	50	481
Accumulated costs with respect to Projects in excess of progress payments	-	151
Due from controlling shareholders	-	196
Income tax receivable	162	267
Other receivables	2,351	353
Total Current Assets	6,482	30,247

NON-CURRENT ASSETS:
Restricted deposit for put option	12,143	-
Property and equipment, net	1,388	1,588
Total Non-Current Assets	13,531	1,588

Total Assets	$20,013	$31,835

LIABILITIES & SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	$135	$270
Trade payables, accrued expenses and other accounts payable	4,056	4,952
Put option liability	-	11,900
Income tax payable	-	32
Accrued expenses and accounts payable with respect to Projects	2,541	4,734
Progress payments in excess of accumulated costs with respect to Projects	306
Total Current Liabilities	7,038	21,888

NON CURRENT LIABILITIES:
Put option liability	12,143	-
Accrued severance pay	241	245
Total Non-Current Liabilities	12,384	245

Total Liabilities	19,422	22,133

SHAREHOLDERS' EQUITY:
Ordinary shares $0.001 par value, 20,000,000 shares authorized, 2,576,415 shares issued and outstanding at December 31, 2017 and 2016*	3	3
Preferred shares $0.001 par value, 500,000 shares authorized, no shares issued and outstanding at December 31, 2017 and 2016*	-	-
Additional paid-in-capital	18,560	18,560
Accumulated deficit	(17,972)	(8,861)
Total Shareholders' Equity	591	9,702

Total Liabilities and Shareholders' Equity	$20,013	$31,835

*	On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted loss per ordinary share.

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Ability Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	U.S. dollars in thousands, except per share data
	Unaudited		Audited

Revenues	$1,943	$2,538	$2,972	$16,508
Cost of revenues	1,231	1,164	2,957	8,617
Gross profit	712	1,374	15	7,891

Selling and marketing expenses	858	1,317	3,033	5,323
General and administrative expenses	(171)	3,795	6,016	9,662
Operating income (loss)	25	(3,738)	(9,034)	(7,094)

Financial income, net	(9)	(116)	77	(127)
Income (loss) before income taxes	34	(3,622)	(9,111)	(6,967)

Income taxes (benefit) expenses	-	210	-	1,086
Net income (loss)	34	(3,832)	(9,111)	(8,053)

Weighted-average ordinary shares outstanding - Basic and diluted *	2,459,088	2,459,088	2,459,088	2,459,088

Loss per ordinary share - basic and diluted (U.S. dollars)	$0.01	$(1.56)	$(3.71)	$(3.27)

*	On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted loss per ordinary share.

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Ability Inc.

Condensed Consolidated Statements of Cash Flows

	Year Ended
	December 31,
	2017	2016
	U.S. dollars in thousands
	Audited
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$(9,111)	$(8,053)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	168	149
Amortization	321	193
Impairment of inventory	-	201
Impairment of fixed assets	-	114
Capital (gain) loss from sale of property and equipment	30	(10)
Change in operating assets and liabilities:
Restricted deposits	1,758	(1,433)
Accounts receivable	1,198	631
Inventory	(50)	(311)
Other receivables	(1,773)	1,459
Interest earned on restricted deposit for put option	128	(128)
Accrued payroll and other compensation related accruals	(135)	210
Trade payables, accrued expenses and other accounts payable	(896)	3,108
Income tax payable	73	(2,674)
Accrued expenses and accounts payable with respect to Projects	(2,193)	(2,233)
Due to related company	-	(600)
Progress payments in excess of accumulated costs with respect to Projects (accumulated costs with respect to Projects in excess of progress payments)	457	(1,170)
Accrued severance pay	(4)	(25)
Total adjustments	(918)	(2,519)
Net cash used in operating activities	(10,029)	(10,572)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of Property and equipment	(187)	(182)
Proceeds from sale of Property and equipment	124	10
Net cash used in investing activities	(63)	(172)

CASH FLOWS FROM FINANCING ACTIVITIES:
Due from controlling shareholders, net	196	378
Withholding taxes paid by the Company on behalf of the controlling shareholders' with respect to dividends distributed	-	(4,393)
Withholding taxes paid by the controlling shareholders to the Company with respect to dividends distributed, to be paid by the Company to the Israeli Tax Authority	-	770
Net cash provided by (used in) financing activities	196	(3,245)

Net change In cash and cash equivalents	(9,896)	(13,989)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	11,840	25,829
CASH AND CASH EQUIVALENTS AT END OF THE FISCAL PERIOD	$1,944	$11,840

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the years for:
Interest and banks' charges	$18	$36
Income tax	$7	$3,758

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Ability Inc.

Condensed Consolidated Statements of EBITDA

	Three months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	U.S. dollars in thousands
	Unaudited		Audited

Net income (loss)	$34	$(3,832)	$(9,111)	$(8,053)
Financial income, net	(9)	(116)	77	(127)
Income taxes (benefit) expenses	-	210	-	1,086
Depreciation	40	37	168	149
Amortization	83	193	321	193
Impairment of inventory	-	201	-	201
Impairment of fixed assets	-	-	-	114
EBITDA (negative EBITDA)	$148	$(3,307)	$(8,545)	$(6,437)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: April 30, 2018

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